MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

Celgosivir Combination Therapy Demonstrates Positive Clinical Benefit

in Chronic Hepatitis C Non-Responder Patients

November 6, 2006.  Vancouver, BC and San Diego, CA.  MIGENIX Inc. (TSX: MGI, OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases has demonstrated proof-of-concept and evidence of clinical benefit in a Phase II study using the oral α-glucosidase inhibitor, celgosivir (MX-3253), in combination with pegylated interferon and ribavirin as compared to treatment with pegylated interferon and ribavirin alone in patients with chronic hepatitis C virus genotype 1 infections who were characterized as non-responders to prior therapy with optimized pegylated interferon plus ribavirin (considered as one of the most difficult to treat HCV patient populations). Top-line data from this study will be presented at the Rodman & Renshaw 8th Annual Healthcare Conference in New York on Wednesday, November 8th at 12:05 p.m. EST (see our November 1, 2006 news release for further information on this presentation).

Jim DeMesa, M.D., President and CEO of MIGENIX stated, “The top-line results from this study are very encouraging and validate our development program by demonstrating proof-of-concept of celgosivir in combination with pegylated interferon and ribavirin, with the goal of improving the treatment outcome for patients who currently have few effective therapeutic options. This, along with our preclinical data showing strong synergy between celgosivir and other anti-HCV drugs currently in development, makes us optimistic about the future potential of this first-in-class compound. With the completion of this non-responder trial, we will be working to provide a full data package to Schering-Plough over the next month for their exclusive review under our License Option Agreement and to complete our celgosivir combination Phase II study in treatment-naïve patients, a clinical trial which began enrolling patients last month.”

Top-Line Results

A total of 57 patients were enrolled into this Phase II study (36 were non-responders and 21 were partial responders).  Patients were randomized into three treatment arms: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (“triple combination”); (ii) celgosivir plus peginterferon alfa-2b (“double combination”); and (iii) celgosivir placebo plus peginterferon alfa-2b plus ribavirin (“control treatment”). Of the 36 non-responders, 30 patients completed the 12-weeks of treatment: 12 in the triple combination arm, 8 in the double combination arm, and 10 in the control treatment arm. The triple combination demonstrated clinical benefit in this non-responder patient population, achieving:

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a mean HCV viral load reduction of 1.2 log10 compared to a 0.4 log10 reduction in the control treatment arm

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a 33% Early Viral Response (“EVR”) compared to a 10% EVR in the control treatment arm (EVR is defined as a 2 log10 or greater HCV viral load reduction at 12 weeks)

In the partial responder patient population, there were insufficient patients (n=3) in the triple combination arm for any conclusions to be drawn. The double combination did not show a meaningful change in viral load compared to the control treatment in either the non-responder or partial responder patients.

Celgosivir combination therapy was well tolerated and resulted in no significant adverse events.  As expected from previous experience, the most frequent side effects related to celgosivir were gastrointestinal in nature and were generally mild.  Other frequently observed side effects were fatigue and flu-like symptoms – which are side effects usually associated with pegylated interferon and ribavirin.  Only 7 of the 57 patients entering the study dropped out prior to week 12; 6 for pegylated interferon-related side effects and 1 for a non-adverse event related development.

Kelly Kaita, M.D., Director, Viral Hepatitis Investigative Unit, University of Manitoba, and an investigator in the study added, “The preliminary results from this celgosivir clinical trial are both interesting and promising, especially since these study patients were known treatment failures with the current gold standard anti-HCV therapies. The 33% EVR in non-responders appears especially clinically significant since these promising results were obtained in a patient group which is widely acknowledged to be difficult to treat. Considering this, and the reductions in viral loads seen at 12 weeks, there appears to be a clinical benefit from adding celgosivir to pegylated interferon and ribavirin in treating these patients."

MIGENIX Inc. – NEWS RELEASE – November 6, 2006

About the Phase II Non-Responder Combination Study

The Phase II non-responder combination study was designed to determine, over 12 weeks of treatment, the efficacy, safety, and tolerability of celgosivir in combination with peginterferon alfa-2b, with or without ribavirin, in HCV-positive (genotype 1) patients who were non-responders or partial responders to prior therapy with optimized pegylated interferon and ribavirin.

An extension protocol was designed to provide participants in the 12-week study with access to continued treatment for up to an additional 36 weeks. In consultation with their physician the patient could elect to continue on with their original treatment or, if on the double combination or the control treatments, could switch to the triple combination treatment.  Of the 50 patients completing 12 weeks of treatment, 31 elected to continue treatment beyond 16 weeks with 30 of these either continuing with, or switched to, the triple combination. To date: 1 patient has completed 48 weeks of treatment; 22 are between 24 and 48 weeks of treatment; 6 have not yet reached 24 weeks of treatment; and 2 discontinued treatment prior to 24 weeks.

The Phase II non-responder and extension studies are supported in part through an agreement with Schering-Plough Corporation. Schering-Plough is contributing (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules) and (b) certain technical and laboratory support and other services for the studies.  In addition, the agreement grants Schering-Plough limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement.  No license terms have been negotiated with Schering-Plough to date.

About Celgosivir (MX-3253)

Celgosivir is an alpha-glucosidase I inhibitor and is currently the only anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has shown excellent in vitro synergy with various interferons in the clinic or in development including Pegasys, PEG-Intron, Infergen, Alferon and            IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore has the potential to be included as part of many combination therapeutic approaches to improve efficacy in anti-HCV therapy.

A Phase II treatment-naïve combination study with celgosivir began enrolling patients in October 2006.  This study is active controlled, consisting of two groups: (i) celgosivir plus peginterferon alfa-2b plus ribavirin (triple combination); and (ii) peginterferon alfa-2b plus ribavirin (control treatment). Four week data and 12-week data are expected from this study in calendar H1/07.

About HCV

HCV, the most common chronic blood-borne infection in the United States, causes inflammation of the liver and may progress to more serious complications such as cirrhosis of the liver, liver cancer and death. Approximately 2.7 million people in the United States are chronically infected with HCV, and the Centers for Disease Control and Prevention (CDC) estimates that by the year 2010, the number of deaths attributed annually to HCV could surpass that due to HIV/AIDS in the US.  Worldwide, the World Health Organization estimates that 170 million individuals have chronic HCV infection, with 3 to 4 million new infections each year.

Therapy for HCV currently employs a drug combination approach, which is anticipated to continue in the future. The current standard of care for treatment-naïve chronic hepatitis C is pegylated interferon combined with ribavirin, which fails to provide a satisfactory outcome for approximately 50% of patients infected with HCV genotype 1 (the most prevalent genotype in North America).  In addition, these drugs can cause significant side effects that limit tolerance to therapy, or a frequent lack of sustained treatment response.

MIGENIX Inc. – NEWS RELEASE – November 6, 2006

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I and preclinical) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  All statements or information other than statements of historical fact may be deemed to be forward-looking statements or information. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements or information concerning our strategies, goals, plans and expectations.

Forward-looking statements or information in this news release include, but are not limited to statements or information concerning: providing a full data package on the MX-3253 Phase II non-responder study results to Schering-Plough over the next month; 4-week data and 12-week data expected from the MX-3253 phase II treatment-naïve study in calendar H1/07; and MX-3253 having the potential to be included as part of many combination therapeutic approaches to improve efficacy in anti-HCV therapy.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements or information and you should not place undue reliance on our forward-looking statements or information. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements or information include, but are not limited to: uncertainties related to early stage of technology and product development; the possibility that advances by competitors will cause our proposed products not to be viable; dependence on corporate collaborations; dependence on key personnel; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; the possibility that we will not successfully develop any products; the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.